Exhibit 99.4

Press Release	October 23, 2009

Notice of Extra General Meeting of shareholders of Skanditek Industriförvaltning AB (publ)

The shareholders of Skanditek Industriförvaltning AB (publ) are hereby invited to the Extra General Meeting to be held on Tuesday 1 December 2009, at 10 a.m. at Sahlénhuset, Aulan, Norrlandsgatan 15 in Stockholm. The doors will open at 9:15 a.m.

Notice of attendance

Shareholders who wish attend the Extra General Meeting (“EGM”) shall

-                    have their names in the register of shareholders maintained by Euroclear Sweden AB (formerly VPC AB, the Swedish central securities depositary) on Wednesday 25 November 2009, and

-                    notify the company of their intention to participate by noon on Wednesday 25 November 2009. Notice of attendance at the EGM shall be made in writing to Skanditek Industriförvaltning AB, Nybrogatan 6, SE-114 34 Stockholm, Sweden, or by telephone +46 8-614 00 20, by fax +46 8-614 00 38 or by e-mail to info@skanditek.se.

When giving notice of participation, the shareholders must state their name, telephone number, personal identification number or company registration number, address and number of shareholdings.

Shareholders whose shares are registered in the names of nominees must temporarily register the shares in their own name in order to be entitled to participate in the Meeting. Shareholders wishing to re-register must inform the nominee well in advance of Wednesday 25 November 2009.

Proposed agenda

1.            Election of chairman of the Meeting.

2.            Preparation and approval of the voting list.

3.            Approval of the agenda.

4.            Election of one or two persons to verify the minutes.

5.            Determination as to whether the Meeting has been duly convened.

6.            Resolution regarding approval of the merger plan.

7.            Closing of the Meeting.

RESOLUTION REGARDING APPROVAL OF THE MERGER PLAN (item 6)

The board of directors of Skanditek Industriförvaltning AB (“Skanditek”) and Bure Equity AB (publ) (“Bure”) have jointly adopted a merger plan, dated 13 October 2009. The merger plan has been registered with the Swedish Companies Registration Office (“Bolagsverket”) on 19 October 2009 and was announced on 21 October 2009.

According to the merger plan, the merger shall be undertaken by way of absorption, with Bure as the absorbing company and Skanditek as the transferring company. According to the merger plan, the exchange ratio for the merger consideration has been determined in such way that each share in Skanditek shall be exchanged for 0.75 shares in Bure.

Registration of the merger with Bolagsverket, which is expected to take place in January 2010 at the earliest, will result in the dissolution of Skanditek, whereby all of Skanditek’s assets and liabilities will be transferred to Bure. Settlement of the merger consideration is expected to take place following Bolagsverket’s registration of the merger, which will be accounted for by Euroclear Sweden AB registering the number of shares in Bure in the securities account of each duly entitled party. The shareholding in Skanditek of such parties will be deregistered from the same account.

Only whole shares in Bure will be paid to Skanditek’s shareholders as consideration for the merger. A cash amount will paid for potential fractions of Bure shares, which will be equal to the value of such fractions.

Bure and Skanditek shall, until the merger has been registered with Bolagsverket, act as two independent and separately listed companies with their current management and board of directors, respectively.

Proposal

A valid resolution requires approval of shareholders representing at least two-thirds of the shares and the number of votes represented at the Meeting.

Other

As of 23 October 2009, there were a total number of 65,350,980 shares and votes in the company.

From Tuesday 17 November 2009, an information document regarding the merger - including, among other things, the merger plan, a description of the background and reasons to the merger as well as a description of the merged company — will be made available at the company’s website, www.skanditek.se, and be distributed to all shareholders in Skanditek whose holdings are registered in their own names.

From Tuesday 17 November 2009, the board of directors’ complete proposal for resolution under item 6 above, including the merger plan, will be made available at the company’s website, www.skanditek.se, and at the company’s premises at Nybrogatan 6 in Stockholm. Shareholders who wish to receive those documents may notify the company, whereupon the documents will be sent by post or by e-mail.

Stockholm in October 2009

Skanditek Industriförvaltning AB (publ)

The board of directors

For further information, contact:

Patrik Tigerschiöld, President and CEO,
telephone +46 (0)8-614 00 20, e-mail patrik.tigerschiold@skanditek.se

Skanditek is an industrial holding company with investments primarily in Swedish companies. The business concept is to generate sustainable and healthy value growth by means of industrial management of operational companies. The portfolio comprises ten investments in the electronics, bio/medical technology and services sectors. The portfolio companies are Bure Equity, AcadeMedia, Micronic, PartnerTech, Vitrolife, CMA Microdialysis, Theducation, The Chimney Pot, H.Lundén and Aptilo. Skanditek is listed on NASDAQ OMX Stockholm, Mid Cap.